October 17, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

       Re: American Resources Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 23, 2018
           Response Dated October 15, 2018
           File No. 000-55456

Dear Mr. Jensen:

       We have reviewed your October 15, 2018 response letter and draft Form 10-K/A and have the following comment.

        Please respond to this letter by amending your Form 10-K. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing your amendment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

General

1. Please amend your Form 10-K to include the revisions reflected in your proposed 10-K/A
      (Amendment No. 4) filed as correspondence on October 15, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna,
Staff Attorney at (202) 551-3778 or Celeste Murphy, Legal Branch Chief at (202) 551-3257
 Mark C. Jensen
American Resources Corporation
October 17, 2018
Page 2

with any other questions.



FirstName LastNameMark C. Jensen              Sincerely,
Comapany NameAmerican Resources Corporation
                                              Division of Corporation Finance
October 17, 2018 Page 2                       Office of Telecommunications
FirstName LastName